UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___January 2005___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated January 11, 2005

2.

News Release dated January 26, 2005

3.

News Release dated January 31, 2005

4.

News Release dated February 3, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  February 3, 2005                             Signed: /s/ Mark O’Dea

                                                                                   Mark O’Dea,

                         President and CEO

NEWS RELEASE 05-01                                                                                                      January 11, 2005

FRONTEER INTERSECTS 4.07 G/T GOLD OVER 22.9 METRES IN SECOND HOLE AT KIRAZLI

Fronteer Development Group (FRG–TSX) is pleased to announce that it has intersected significant gold mineralization in a second diamond drill hole (KD-02) from the Kirazli Property in western Turkey.

KD-02 intersected 1.95 g/t gold over 61.2 metres, including 4.07 g/t gold over 22.9 metres with oxide gold mineralization starting at a down hole depth of 33.9 metres.

The lower half of the drill hole intersected continuous sulphide gold mineralization that assayed 0.34 g/t gold over 125.4 metres including 0.63 g/t gold over 10.7 metres.  KD-02 ended in gold mineralization at a down-hole depth of 243.2 metres.

Drill Hole KD-02 is a 35m step-out scissor hole from Hole KD-01 (which returned 12.23 g/t gold over 39.4 metres), and demonstrates continuity of the high grade zone at shallow depths.  Drill results from KD-02 are comparable to an historic reverse circulation hole drilled in the same location.

Kirazli Drill Holes
Hole ID	From (m)	To )m)	Interval (m)	Gold (g/t)
KD-02	33.9	95.1	61.2	1.95
incl.	33.9	56.8	22.9	4.07
KD-02	117.8	243.2	125.4	0.34
Incl.	232.5	243.2	10.7	0.63

KD-01	43.30	159.00	115.7	4.54
inc.	43.30	82.70	39.4	12.23
KD-01	214.30	223.00	8.7	1.55

For a map of the Kirazli property and a cross section through KD-01 and KD-02 please CLICK HERE or visit our website at www.fronteergroup.com .

The 2004 Kirazli drill program finished on January 3rd, 2005 with the completion of a third hole KD-03, the results of which are anticipated in late January.

Based on the results from the first two drill holes and data from historical drilling, the gold zone at Kirazli appears to have a sub-horizontal tabular shape with a high grade upper zone, and a broader, underlying interval of economically significant, lower grade gold mineralization.

The high grade zone confirmed by Fronteer’s first two drill holes shows considerable potential for extension.  Fronteer's analysis of the controls of the high grade mineralization has also generated a number of similar targets nearby, that may represent additional high grade zones.

Historical drilling indicates that many of the deeper sulfide gold intersections are open laterally and at depth. As well, the extent of mineralization and alteration encountered in drilling to date shows that Kirazli is a large, intensely mineralized system with significant potential for a large bulk-tonnage gold target.

Fronteer will accelerate its Kirazli exploration program over the first half of 2005 in an effort to test as many of its proposed targets as possible.  An initial 5,000 metre, two rig, diamond drill program is scheduled to commence in early February.

The Kirazli Property is one of two large gold properties in western Turkey that are under option to Fronteer from Teck Cominco.  The other property is called Agi Dagi, which is also being rapidly advanced through drilling.  In addition to gold in Turkey, Fronteer is also focused on the discovery of Uranium Deposits in Labrador and the NWT in Canada.

Fronteer is a mining exploration company that uses intelligence and science to identify the most promising sites, early.  By finding this ‘sweet spot’ in the exploration process, we are able to offer the highest creation of value for the lowest requirement of resources and time.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

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Assay results have been prepared under the guidance of Dr Rick Valenta P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

NEWS RELEASE 05-02                                                                                                                   January 31, 2005

FRONTEER ANNOUNCES CDN$10.5 MILLION FINANCING

Fronteer Development Group Inc. (FRG-TSX, FTDGF-OTC) is pleased to announce a private placement financing, on a best efforts basis, to raise gross proceeds of up to Cdn$10,500,000.

Pursuant to the financing, Fronteer will issue up to 6,000,000 units (the “Units”) at a price of Cdn$1.75 per Unit.  Each Unit shall consist of one common share and one half of one transferable common share purchase warrant.  Each whole share purchase warrant shall be exercisable into one additional common share of the company at an exercise price of Cdn$2.75 per common share for a period of two years following closing.  The Agent for the offering (the “Agent”) has also been granted an option, exercisable prior to closing, which will allow the Agent to offer for sale up to 1,200,000 additional Units.  Completion of the financing is subject to receipt of all necessary regulatory and shareholder approvals.

The Agent will be paid a cash commission of 7% of the gross proceeds raised, and compensation options equal to 8.5% of the number of Units sold.  The Agent may elect to take its cash commission in Units.  Each compensation option shall entitle the Agent to acquire one common share of the Issuer at an exercise price of Cdn$1.90 for a period of two years from the closing date.  In addition, the Agent will receive a corporate finance fee of Cdn$15,000.

Proceeds of the offering will be used for the exploration of Fronteer’s mineral properties in Canada and Turkey.

For further information on Fronteer contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

                                                                                                                                                               January 26, 2005

FRONTEER & ALTIUS DEFINE LARGE URANIUM TARGET IN LABRADOR

Fronteer (FRG-TSX, FTDGF-OTC) and Altius Minerals Corporation (ALS-TSX.V) in their 50-50 alliance have discovered widespread surface uranium mineralization associated with a large radiometric anomaly at the Otter Lake Project in Labrador, Canada.

The radiometric anomaly was highlighted by an airborne survey completed in September, 2004.  The anomalous area has a radiometric footprint of approximately 3,000 metres by 1,500 metres and suggests a potentially significant, near-surface, uranium target.  The anomaly has never been drill tested and will be an important focus of exploration by Fronteer and Altius in 2005.

Rock samples were collected from outcrop, subcrop and boulders directly overlying the Otter Lake radiometric high.

The average assay of sixty five rock samples collected is from the project area was 0.54% U3O8 with nine samples grading greater than 1.0% U3O8.

Highlights, which were previously released (see Fronteer news release on December 8, 2004) include:

•

4.36% U3O8 associated with 0.62 g/t gold, 80.4 g/t silver and 0.63 g/t palladium from a grab sample

•

0.55% U3O8, 0.42 g/t gold and 87.6 g/t silver from grab sample

•

2.02% U3O8 over 1.0 metre and 1.10% U3O8 over a 1.3 metres from chip samples

•

1.03% U3O8, 1.34% U3O8, 2.69% U3O8, 2.97% and 3.84% U3O8 from samples of float

Please see the detailed radiometric and sample location map of the Otter Lake prospect, as well as a table of sample results from the target area, both of which are available on the Fronteer website www.fronteergroup.com.

The alliance has defined eight project areas, covering 780 square kilometres, including four project areas that are historical uranium deposits (i.e. Michelin, Rainbow, Nash and Inda Lake).  All of these deposits show a clear response in the radiometric data.

In addition to Otter Lake, the remaining three uranium projects: Jacque's Lake, Burnt Brook and Birch Brook are also potentially significant, near surface, uranium targets that have never been drill tested.  The Companies are currently reviewing the 2005 exploration project budget, with exploration anticipated to commence in June.

FRONTEER ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

Fronteer is also pleased to announce the appointment of Sean Tetzlaff as its new Chief Financial Officer and Corporate Secretary.  Sean is a Chartered Accountant and brings 13 years of experience to Fronteer including Canadian corporate tax experience and public company financial reporting experience.  This includes experience in public practice with KPMG and PricewaterhouseCoopers specializing in tax and financial accounting, and experience as Controller and CFO for publicly traded corporations.

Fronteer and its Board of Directors would like to thank Larry Johnson for his contributions as CFO over the past year and wish him all the best in his future endeavors.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Richard Hall Ph.D, P.Eng, is the Qualified Person for Fronteer on this project.  Uranium resources referred to for the  Michelin, Rainbow, Nash and Inda Lake deposits are historical in nature, pre-date, and are non-compliant with NI 43-101.  Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon.  Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.  Samples were analyzed by ALS Chemex and also Saskatchewan Research Council.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

                                                                                                                                                               February 3, 2005

FRONTEER ADDS THREE MORE GOLD PROPERTIES IN WESTERN TURKEY

Fronteer Development Group (FRG-TSX, FTDGF-OTC) is pleased to announce it has signed a third option agreement with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“Teck Cominco”) to acquire a 100% interest in three additional gold properties located in the Biga Peninsula of western Turkey.

These properties are collectively referred to as the “Biga Properties”.  They are located in the same porphyry/epithermal district within a twenty kilometre radius of the Agi Dagi and Kirazli properties, which Fronteer also has under option from Teck Cominco.

Fronteer plans to advance these three new properties to the drill stage over the next 12 months with a minimum budget of $500,000.

Under the terms of the agreement, Fronteer can earn a 100% interest in this new property package by:

•

Issuing Teck Cominco 111,930 Fronteer shares

•

Completing US$2 million on exploration over four years, with a first year commitment of US$200,000.

Upon earning 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the properties.

Anytime prior to Fronteer earning a 100% interest, Teck Cominco may back-in for a 60% interest in any designated project by spending, over a three year period, 3.5 times Fronteer’s accrued expenditure, with 50% or more being spent in year one.

Up to 60 days after Fronteer earns a 100% interest, Teck Cominco may back-in for a 60% interest in any designated project by spending US$4 million over 3 years, with 50% or more spent in year one.

In both cases Teck Cominco must also complete a feasibility study (to bankable standards) within 5 years of electing to back-in.  Upon back-in, Teck Cominco relinquishes its NSR royalty.

Teck Cominco may earn an additional 10% interest (70%) by arranging project financing for Fronteer’s 30% portion of the production capital costs.

“This expanded foothold in the Biga Peninsula provides new discovery opportunities that strengthen and compliment our advanced gold portfolio in the region.” according to Dr. Rick Valenta, Fronteer VP Exploration.

Fronteer is a mining exploration company focused on gold deposits in western Turkey and Uranium deposits in Labrador.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

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